Amendment No. 1 to the Pricing Supplement dated July 19, 2013 (To the Information Supplement dated July 19, 2013, the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

US$390,000

CAPPED CALLABLE CMS STEEPENER NOTES DUE JULY 24, 2028

Principal Amount:	US$390,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	July 24, 2013
Original Trade Date:	July 19, 2013	Maturity Date:	July 24, 2028, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06741TYX9	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741TYX98
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Day Count Convention (or Fraction): 30/360
Reference Asset/Reference Rate: The CMS Spread.		Maximum Interest Rate:	8.00% per annum

CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus CMS Rate with a maturity of 2 years minus the Fixed Percentage Amount.  (See “The CMS Rates” on page PS-7 for additional information on how the CMS Rates are calculated).

		Minimum Interest Rate:	0.00% per annum.

 [Terms of Notes continue on next page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC

Per Note	100%	2.50%	97.50%
Total	$390,000	$9,750	$380,250

[1] Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $955.60 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

[2] Barclays Capital Inc. will receive commissions from the Issuer equal to 2.50% of the principal amount of the notes, or $25.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PS–1 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Fixed Percentage Amount:	0.50%	Initial Interest Rate:	8.00% per annum
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding July 24, 2014: the Initial Interest Rate

For each Interest Period commencing on or after July 24, 2014, the interest rate per annum will be equal to the product of (1) the Multiplier times (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier:	For Interest Periods commencing on or after:	Multiplier
July 24, 2014	4.25
Interest Payment Dates:

☐ Monthly,                   ☒ Quarterly,                      ☐ Semi-Annually,                          ☐ Annually,

payable in arrears on the 24th day of each January, April, July and October, commencing on October 24, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period commencing on or after July 24, 2014, the first day of such Interest Period
Interest Determination Date:	Two New York Business Days prior to the relevant Interest Reset Date
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on July 24, 2014, provided we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the information supplement dated July 19, 2013, the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the information supplement, the prospectus, the prospectus supplement, and any relevant preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Information Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295739/d570220d424b3.htm

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the information supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Factors” beginning on page PS-1 of this preliminary pricing supplement.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates or the Reference Rate. Instead, after the initial Interest Periods for which the Initial Interest Rate applies, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the (a) Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof minus the Fixed Percentage Amount (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date.  If the CMS Spread on any Interest Determination Date is equal to or less than zero (i.e., the difference between the CMS Rates of the two maturities identified on the cover page hereof minus the Fixed Percentage is equal to or less than zero), you would receive no interest payment on the related Interest Payment Date (i.e., the interest rate for that Interest Payment Date would be equal to the Minimum Interest of 0.00%).  If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, you would receive no interest payments on your Notes throughout their term after the initial Interest Periods for which the Initial Interest Rate applies.

•                  Maximum Interest Rate —The interest rate on the Notes for each Interest Period commencing on or after July 24, 2014 is capped for that Interest Period at the Maximum Interest Rate. Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes (for each Interest Period commencing on or after July 24, 2014) will be based on the levels of the CMS Rates (less the Fixed Percentage Amount), the interest that will apply during each such Interest Period on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant Interest Determination Date. In addition, if the product of the CMS Spread and the Multiplier of 4.25 is less than the Maximum Interest Rate for any Interest Period for which the floating rate applies, the interest rate for such Interest Period will be less than the Maximum Interest Rate.  As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•                  Early Redemption—We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on July 24, 2014. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In general, the more that 30 Year CMS Rate exceeds 2 Year CMS Rate—that is, the higher the expected interest payments—the more likely it will be that we will elect to redeem the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Barclays Bank PLC or its affiliates may hold inventory in the Notes, which may further impair the development of a secondary market.   Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, the Wealth and Investment Management division of Barclays Capital Inc. (“WIM”), may arrange for the sale of the Notes to certain of its clients.  In doing so, WIM, functioning through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of WIM as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  WIM is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through WIM, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Historical Levels Are Not Indicative of Future Performance—In the past, the levels of the CMS Rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS Rates are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS Rates is not an indication that the CMS Rates are more or less likely to increase or decrease at any time during the Interest Periods. Changes in the levels of CMS Rates will affect the value of the Notes, but neither we nor you can predict the future performances of the CMS Rates based on their historical performances. The actual performances of the CMS Rates, as well as the interest payable on each Interest Payment Date for which the floating rate of interest applies, may bear little or no relation to the hypothetical levels of the CMS Rates or to the hypothetical examples shown in this pricing supplement.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates.    Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the difference between 30 Year CMS Rate and 2 Year CMS Rate. In general, the value of the Notes will increase when the difference between the CMS Rates increases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate), and the value of the Notes will decrease when the difference between the CMS Rates decreases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate).  Conversely, the value of the Notes will decrease when the difference between the CMS Rates increases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate), and the value of the Notes will increase when the difference between the CMS Rates decreases (to the extent that 2 Year

CMS Rate is greater than 30 Year CMS Rate). Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

o                the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;

o                the time to maturity of the Notes.  As a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

o                Interest and yield rates in the market generally;

o                the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease so that only the Minimum Interest Rate will be paid during the term of the Notes following the first year;

o                our right to redeem the Notes;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated based on the CMS Spread.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.  The examples below are based on the Minimum Interest Rate of 0.00% per annum and a Maximum Interest Rate of 8.00% per annum.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on after July 24, 2014, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period) minus the Fixed Percentage Amount.  If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate (after taking into account the Fixed Percentage Amount), the subtraction of the second CMS Rate from the first CMS Rate minus the Fixed Percentage Amount will result in a negative CMS Spread or a CMS Spread of zero, and therefore a negative Reference Rate or a Reference Rate that is equal to zero.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on or after July 24, 2014, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Because the Minimum Interest Rate on the Notes is equal to 0.00%, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors—

Reference Rate / Interest Payment Risk”. The per annum interest rate will also be limited to any Maximum Interest Rate specified on the cover page hereof.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period commencing on or after July 24, 2014 under scenarios for the CMS Rates and the Reference Rate. These examples are based on the applicable Reference Rate for the Notes, which is equal to the difference of 30 Year CMS Rate minus 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%, the Multiplier of 4.25, the Minimum Interest Rate of 0.00% and a Maximum Interest Rate of 8.00% per annum. The examples are also based on the Notes having quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the relevant CMS Rates or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]

3.00%	4.20%	–1.70%	0.00%[3]	0.00%	$0.00

4.00%	4.60%	–1.10%	0.00%[3]	0.00%	$0.00

5.00%	5.00%	-0.50%	0.00%[3]	0.00%	$0.00

6.00%	5.30%	0.20%	0.85%	0.2125%	$2.12

8.00%	6.00%	1.50%	6.375%	1.5937%	$15.94

9.00%	5.70%	2.80%	8.00%[4]	2.000%	$20.00

1.               For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount), as determined on the related Interest Determination Date.

2.               The interest rate per annum is equal to the product of the Multiplier (4.25) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (8.00%).

3.               The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.

4.               The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 8.00%.

5.               The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).

6.               The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.20% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  In this case, the per annum interest rate for that Interest Period would be 0.85% (equal to the Reference Rate times the Multiplier of 4.25), and you would receive an interest payment of $2.12 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 0.85% x (90/360) = 0.2125%

Interest Payment = $1,000 x 0.2125% = $2.12

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be -1.10% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). Because the value of the Reference Rate times the Multiplier of 4.25 results in a per annum interest rate of -4.675%, which is less that Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 9.00% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 2.80% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  Because the value of the Reference Rate times the Multiplier of 4.25 results in a per annum interest rate of 11.90%, which is greater than the Maximum Interest Rate of 8.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 8.00%, and you would receive an interest payment of $18.75 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% x (90/360) = 2.000%

Interest Payment = $1,000 x 2.000% = $20.00

THE CMS RATES

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), will be determined by the Calculation Agent by reference to the 30 Year CMS Rate and 2 Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date.  Please see the information contained in “Reference Assets—CMS Rate” starting on page S-73 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Interest Determination Date.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that 30 Year CMS Rate will be greater than 2 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Interest Period commencing on or after July 24, 2014 will depend on the actual CMS Rates on the applicable Interest Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates (including further reducing such month-end differences by the Fixed Percentage Amount of 0.50%) from January 2008 through June 2013 and for July 2013 the difference between the CMS Rates (including a further reduction by the Fixed Percentage Amount) as of July 9, 2013, based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for any Interest Periods commencing on or after July 24, 2014 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 2 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	1.967%	1.767%	3.295%	3.503%	2.165%	2.590%
February	2.308%	1.762%	3.352%	3.406%	2.219%	2.551%
March	2.178%	1.872%	3.321%	3.350%	2.394%	2.567%
April	1.676%	2.103%	3.130%	3.384%	2.256%	2.453%
May	1.650%	2.838%	2.815%	3.309%	1.739%	2.769%
June	1.393%	2.634%	2.750%	3.392%	1.931%	2.948%
July	1.562%	2.744%	2.990%	3.242%	1.912%	2.5625%(2)
August	1.452%	2.767%	2.516%	2.686%	2.103%
September	1.233%	2.619%	2.742%	2.139%	2.185%
October	1.662%	2.923%	3.150%	2.436%	2.229%
November	0.928%	3.037%	3.034%	2.096%	2.175%
December	1.233%	3.104%	3.341%	1.871%	2.356%

(1)          The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate minus the Fixed Percentage Amount.

(2)          As measured on July 19, 2013.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  We intend to treat the excess of any non-contingent payments on the Notes (i.e., the Initial Interest Rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director — Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above.  However, the U.S. federal income tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this preliminary pricing supplement.  We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

US$390,000

BARCLAYS BANK PLC

CAPPED CALLABLE CMS STEEPENER NOTES DUE JULY 24, 2028

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO THE INFORMATION SUPPLEMENT DATED JULY 19, 2013, THE PROSPECTUS DATED JULY 19, 2013,

AND THE PROSPECTUS SUPPLEMENT DATED JULY 19, 2013)